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                                                              EXHIBIT (a)(5)(ii)

                               [LOGO of PW Eagle]


FOR:      PW Eagle, Inc.                                   FOR IMMEDIATE RELEASE
          222 South Ninth Street, Suite 2880               ---------------------
          Minneapolis, MN 55402
          (Nasdaq-NMS: "PWEI")

CONTACT:  William H. Spell
          Chief Executive Officer, PW Eagle, Inc.
          612/305-0339

                            PW EAGLE, INC. ANNOUNCES
                   FINAL RESULTS OF DUTCH AUCTION TENDER OFFER

MINNEAPOLIS - May 14, 2001 - PW Eagle, Inc. (Nasdaq NMS: "PWEI", formerly "EPII"), announced today final results of its modified "Dutch Auction" tender offer, which expired on Friday, May 4, 2001 at 5:00 p.m. Eastern time. Based on a final count by the Depository for the tender offer, 1,197,800 shares of common stock were properly tendered at $9.00 per share. This is 86,689 shares more than the 1,111,111 shares PW Eagle had offered to purchase. PW Eagle has elected to exercise its right to purchase the excess shares at the same price per share. The Company expects that payment of all shares purchased will be made on or about Tuesday, May 15, 2001.

The tender offer began April 3, 2001. Under the terms of the tender offer, PW Eagle offered to purchase up to 1,111,111 shares of its common stock within a price range of $7.50 per share to $9.00 per share. Based on the final results, the value of the 1,197,800 shares to be purchased will be approximately $10.8 million. The final number of shares to be purchased represents approximately
14.82 percent of PW Eagle's 8,080,675 shares of common stock outstanding on March 31, 2001. After giving effect to the tender offer, PW Eagle will have 6,882,875 shares outstanding.

The Dealer Manager for the modified Dutch Auction tender offer was Georgeson Shareholder Securities Corporation, the Information Agent was Georgeson Shareholder Communications, Inc, and the Depository was Wells Fargo Shareowner Services.

About the Company
PW Eagle, Inc. is a leading extruder of PVC pipe and polyethylene tubing products. PW Eagle, Inc. operates ten manufacturing facilities in the Midwestern and western United States. PW Eagle's common stock is traded on the Nasdaq national market under the symbol "PWEI".

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